Exhibit 99.1

China Dredging Reports Third Quarter 2010 Financial and Operational Highlights

For Immediate Release

ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS -- December 1, 2010 -- China Dredging Group Co., Ltd. (“China Dredging”), one of the leading dredging subcontractors in the P.R.C., today announced selected financial and operational results for the three months ended September 30, 2010.

Revenue	$45.4 million
Income from operations	$23.5 million
Net income	$17.3 million
Net cash provided by
operating activities	$24.9 million

China Dredging had nine dredgers in operation throughout the third quarter.  Backlog as of September 30, 2010 was $124.1 million.

Mr. Alfred Ho, CFO of China Dredging stated, “We are pleased with the third quarter performance. We are well on our way to achieve our annual financial objectives for FY 2010.”

About China Dredging Group Co., Ltd.
China Dredging is one of the leading dredging subcontractors in the P.R.C., operating a modern fleet of 9 high-capacity dredgers along the coast of China.  Its vessels, which are fully committed during most of the next year to a contracted backlog, service blue-chip customers, including multi-billion-dollar international general contractors.

Cautionary Note Regarding Forward-Looking Statements
This document contains forward-looking information about the Company’s operating results and business prospects that involve substantial risks and uncertainties. Statements that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These statements include, but are not limited to, statements about the Company’s plans, objectives, expectations, strategies, intentions or other characterizations of future events or circumstances and are generally identified by the words “may,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “could,” “would,” and similar expressions. Because these forward-looking statements are subject to a number of risks and uncertainties, the Company’s actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s report on Form 20-F dated October 29, 2010 and in other reports filed with the United States Securities and Exchange Commission and available at www.sec.gov. The Company assumes no obligation to update any such forward-looking statements.

Contact:
China Dredging Group Co., Ltd.
Alfred Ho
Alfred@alfredhocpa.com